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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13/D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934



                          National Auto Credit, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock,  par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   632900106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               S. Craig Tompkins
      Reading Entertainment, Inc., FA, Inc., Citadel Holding Corporation
                            and Craig Corporation
     c/o 550 South Hope Street, Suite 1825, Los Angeles, California 90071
                                (213) 239-0555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 22, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13/D


---------------------------------                                                                   -------------------------------
CUSIP No.   632900106                                                                                Page  2  of  8 Pages
---------------------------------                                                                   -------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             FA, Inc.
             51-0285397
-----------------------------------------------------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a) [_]
                                                                                                                            (b) [X]
                    FA, Inc. is a wholly owned subsidiary of Reading Entertainment, Inc. and, accordingly, may be deemed to be a member of a group with Reading Entertainment. Reading Entertainment reports with Craig Corporation on a consolidated basis, and owns approximately 21% of the Class A Non Voting Common Stock and approximately 21% of the Class B Voting Common Stock of Citadel Holding Corporation.
-----------------------------------------------------------------------------------------------------------------------------------

3      SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
             OO
-----------------------------------------------------------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
-----------------------------------------------------------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-----------------------------------------------------------------------------------------------------------------------------------

                       7    SOLE VOTING POWER
 NUMBER OF SHARES               -0-
                      -------------------------------------------------------------------------------------------------------------

  BENEFICIALLY         8    SHARED VOTING POWER
                                -0-
  OWNED BY EACH       -------------------------------------------------------------------------------------------------------------

  REPORTING            9    SOLE DISPOSITIVE POWER
                                -0-
  PERSON WITH         -------------------------------------------------------------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER
                                -0-
                      -------------------------------------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                   [_]
-----------------------------------------------------------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -0-
-----------------------------------------------------------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
             CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------------------                                                                   -------------------------------
CUSIP No.   632900106                                                                                Page  3 of  8 Pages
---------------------------------                                                                   -------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Reading Entertainment, Inc. a Nevada Corporation
             23-2859312
------------------------------------------------------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a) [_]
                                                                                                                            (b) [X]
             Reading Entertainment, Inc., is a member of a group with FA, Inc., its wholly owned subsidiary. Also, Reading
Entertainment reports with Craig Corporation on a consolidated basis, and owns approximately 21% of the Class A Non Voting Common
Stock and approximately 21% of the Class B Voting Common Stock of Citadel Holding Corporation.

-----------------------------------------------------------------------------------------------------------------------------------

3      SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
            OO
-----------------------------------------------------------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
-----------------------------------------------------------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Nevada
-----------------------------------------------------------------------------------------------------------------------------------

                       7    SOLE VOTING POWER
 NUMBER OF SHARES               -0-
                      -------------------------------------------------------------------------------------------------------------

  BENEFICIALLY         8    SHARED VOTING POWER
                                -0-
  OWNED BY EACH       -------------------------------------------------------------------------------------------------------------

  REPORTING            9    SOLE DISPOSITIVE POWER
                                -0-
  PERSON WITH         -------------------------------------------------------------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER
                                -0-
                      -------------------------------------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                   [_]
-----------------------------------------------------------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
-----------------------------------------------------------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
             CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------------------                                                                   -------------------------------
CUSIP No.   632900106                                                                                Page  4 of  8 Pages
---------------------------------                                                                   -------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Craig Corporation, a Nevada corporation
             95-1620188
-----------------------------------------------------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a) [_]
                                                                                                                            (b) [X]
             Craig Corporation reports with Reading Entertainment, Inc. on a consolidated basis and collectively with Reading
Entertainment owns approximately 32% of the Class A Nonvoting Common Stock and approximately 33% of the Class B Voting Common stock of Citadel Holding Corporation.
-----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY
             OO
-----------------------------------------------------------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
             N/A
-----------------------------------------------------------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
-----------------------------------------------------------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Nevada
-----------------------------------------------------------------------------------------------------------------------------------

                       7    SOLE VOTING POWER
 NUMBER OF SHARES               -0-
                      -------------------------------------------------------------------------------------------------------------

  BENEFICIALLY         8    SHARED VOTING POWER
                                -0-
  OWNED BY EACH       -------------------------------------------------------------------------------------------------------------

  REPORTING            9    SOLE DISPOSITIVE POWER
                                -0-
  PERSON WITH         -------------------------------------------------------------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER
                                -0-
                      -------------------------------------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%                                                                                                                [_]
-----------------------------------------------------------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
             CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------------------                                                                   -------------------------------
CUSIP No.   632900106                                                                                Page  5 of  8 Pages
---------------------------------                                                                   -------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Citadel Holding Corporation, a Nevada corporation
             95-3885184
-----------------------------------------------------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a) [_]
                                                                                                                            (b) [X]
             Approximately 32% of the Class A Nonvoting Common Stock and approximately 33% of the Class B Voting Common Stock of
Citadel Holding Corporation is owned by Craig Corporation and Reading Entertainment, Inc. Also, Citadel Holding Corporation owns
70,000 Shares of the Series A Preferred Stock of Reading Entertainment.
-----------------------------------------------------------------------------------------------------------------------------------

3      SEC USE ONLY
             OO
-----------------------------------------------------------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
             WC
-----------------------------------------------------------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
-----------------------------------------------------------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Nevada
-----------------------------------------------------------------------------------------------------------------------------------

                       7    SOLE VOTING POWER
 NUMBER OF SHARES               -0-
                      -------------------------------------------------------------------------------------------------------------

  BENEFICIALLY         8    SHARED VOTING POWER
                                -0-
  OWNED BY EACH       -------------------------------------------------------------------------------------------------------------

  REPORTING            9    SOLE DISPOSITIVE POWER
                                -0-
  PERSON WITH         -------------------------------------------------------------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER
                                -0-
                      -------------------------------------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-
-----------------------------------------------------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                   [_]
-----------------------------------------------------------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
-----------------------------------------------------------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
             CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13/D

---------------------------------               -------------------------------
CUSIP No.   632900106                                  Page  6  of  8 Pages
---------------------------------               -------------------------------



This Amendment No. 2 amends the Statement (the "Initial Statement") filed with respect to the purchase on April 5, 2000 by FA, Inc. ("FA"), a wholly owned subsidiary of Reading Entertainment, Inc., a Nevada corporation ("REI and collectively with FA, "Reading") of 8,999,900 shares of the Common Stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation (the "Issuer" and collectively with its subsidiaries "NAC"). This filing is also being made by the following persons:

     a) Craig Corporation, a Nevada corporation ("CC" and collectively with its wholly owned subsidiaries "Craig"), which owns approximately 78% of the voting power of REI, and reports its ownership in REI on a consolidated basis for financial reporting purposes; and

     b) Citadel Holding Corporation, a Nevada corporation ("CHC" and collectively with its wholly owned subsidiaries "Citadel"), which holds 70,000 shares of the Series A Preferred Stock of REI, and the Class A Non-voting Common Stock and Class B Voting Common Stock of which are held 21.25% and 21.25% respectively by Reading and 11% and 11.6% respectively by Craig.

     On December 16, 2000, CC, CHC, REI and FA (collectively referred to herein as "the Stockholders") entered into an Agreement For Sale Of Shares (the "Stock Sale Agreement") pursuant to which the Stockholders agreed to sell an aggregate of 4,777,121 shares (the "Shares") of common stock, par value $.05 per share, of the Issuer ("Company Common Stock") for the sum of $8 million and entered into certain other agreements.

     At the Closing held on December 22, 2000, NAC paid and conveyed to the Stockholders the aggregate sum of Eight Million Dollars ($8,000,000).

     A copy of the Stock Sale Agreement is attached as Exhibit A hereto, and all descriptions and/or summaries of the Stock Sale Agreement in this Amendment are qualified by reference to the full document as set out in Exhibit A.

     Also on December 16, 2000, as provided in the Stock Sale Agreement, Mr. James J. Cotter and Mr. Scott A. Braly resigned their positions to the Board of Directors of NAC. Messrs. Cotter and Braly had been elected to the Board of Directors of the Issuer pursuant to a prior agreement with the Stockholders.

The Initial Statement, as Amended by Amendment No. 1, is hereby amended as follows:

Item 4.  Purpose of Transaction.

Item 4. is hereby amended to read as follows:

The purpose of the transaction set forth in the Stock Sale Agreement was, on the part of the Stockholders, to liquidate their respective investments in the Issuer.

---------------------------------               -------------------------------
CUSIP No.   632900106                                  Page  7  of  8 Pages
---------------------------------               -------------------------------


Item 5.  Interest in Securities of the Issuer.

Item 5 is amended to reflect the information set forth on Pages 2 to 5 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to provide as follows:

Incident to the sale of the Shares by the Stockholders to the Issuer, the Issuer required certain undertakings and agreements limiting future acquisitions by the
Stockholders of the equity securities of the Issuer.   These undertakings and
agreements are set out in the Stock Sale Agreement, attached as Exhibit A, hereto.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to add as Exhibit A a copy of the Stock Sale Agreement.

---------------------------------               -------------------------------
CUSIP No.   632900106                                  Page  8  of  8 Pages
---------------------------------               -------------------------------


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2001

                                    FA, INC.


                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         Vice Chairman



                                    READING ENTERTAINMENT, INC.


                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         Vice Chairman



                                    CRAIG CORPORATION


                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         President


                                    CITADEL HOLDING CORPORATION


                                    By:  /s/ S. Craig Tompkins
                                         ---------------------
                                         S. Craig Tompkins
                                         Vice Chairman